

May 6, 2011

Mr. John Finnegan
President and Chief Executive Officer
The Chubb Corporation
15 Mountain View Road
Warren, NJ 07059

Re: **The Chubb Corporation**
       Form 10-K for the Year Ended December 31, 2010
       Filed February 25, 2011
       File No. 001-08661

Dear Mr. Finnegan:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
(3) Invested Assets and Related Income, page F-12

1.   You have investments of approximately $19.8 billion in tax exempt fixed maturity securities at December 31, 2010. Although we were unable to ascertain the nature of these investments from your disclosures, we presume that these securities were issued by states, municipalities and political subdivisions within the U.S. If not, please tell us the composition of these investments. If so, please provide us proposed revised disclosure to be included in future periodic reports that:
- clarifies that these investments are issued by states, municipalities and political subdivisions within the U.S.;
- discloses the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;
- discloses the nature and primary revenue sources for your special revenue bonds; and

- discloses your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

2. Please provide us proposed revised disclosure to be included in future periodic reports that indicates which foreign governments and agencies issued the fixed maturity securities you hold and the amortized cost and fair value of each. Please also indicate their credit ratings with and without a financial guarantee by third parties.

3. On page F-14 you disclose that $61 million of your unrealized losses relate to equity securities that have been in an unrealized loss position for at least 12 months. Please identify for us the securities comprising this unrealized loss. Tell us the original cost, the gross unrealized loss and the length of time the individual security has been in a continuous loss position. Please explain to us why you have not impaired these securities and reference for us the authoritative literature you rely upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant